MANGOSOFT, INC.
2,400,000 Shares of Common Stock

Offered Pursuant to Rights
Distributed to Stockholders
of MangoSoft, Inc.

December 21, 2007

Dear Stockholder:

        This notice is being distributed by MangoSoft, Inc. ("MangoSoft ") to all holders of record ("Recordholders") of shares of its common stock, par value $0.001 per share (the "Common Stock"), at the close of business on December 21, 2007 (the "Record Date"), in connection with a distribution in a rights offering (the "Rights Offering") of subscription rights (the "Rights") to subscribe for and purchase shares of Common Stock. The Rights and Common Stock are described in MangoSoft’s Prospectus dated December 21, 2007 (the "Prospectus").

        In the Rights Offering, MangoSoft is offering an aggregate of 2,400,000 shares of Common Stock, as described in the Prospectus.

        The Rights will expire, if not exercised, at 5:00 p.m., Eastern Standard Time, January 29, 2008 unless extended in the sole discretion of MangoSoft (as it may be extended, the "Expiration Time").

        As described in the accompanying Prospectus, you will receive .7032 of a Right for each share of Common Stock owned of record as of the close of business on the Record Date. MangoSoft will not issue fractional rights. Instead, MangoSoft will round down any fractional rights to the nearest whole right.

        Each Right will allow you to subscribe for one share of Common Stock (the "Basic Subscription Privilege") at the cash price of $0.50 per share (the "Subscription Price').

        In addition, each holder of Rights who exercises his, her, or its Basic Subscription Privilege in full will be eligible to subscribe (the "Over-subscription Privilege") at the same cash price of $0.50 per share for shares of Common Stock that are not otherwise purchased pursuant to the exercise of the Basic Subscription Privilege by other Rights holders (the "Excess Shares"), subject to availability and proration as described below. Shares of Common Stock will be available for purchase pursuant to the Over-subscription Privilege only to the extent that any shares offered in the Rights Offering are not subscribed for pursuant to the Basic Subscription Privileges. The Excess Shares will be allocated first to holders of less than 100 Rights so that those holders may subscribe for 100 shares and thereafter pro rata (subject to the elimination of fractional shares) among those Rights holders who exercise the Over-subscription Privilege, in proportion, not to the number of shares requested pursuant to the Over-subscription Privilege, but based on the percentage ownership of each participating Rights holder compared to the total ownership of all stockholders participating in the oversubscription round; provided , however , that if such pro rata allocation results in any Rights holder being allocated a greater number of Excess Shares than such holder subscribed for pursuant to the exercise of such holder's Over-subscription Privilege, then such holder will be allocated only such number of Excess Shares as such holder subscribed for and the remaining Excess Shares will be allocated among all other holders exercising the Over-subscription Privilege on the same pro rata basis outlined above. Such proration will be repeated until all Excess Shares have been allocated to the full extent of the Over-subscription Privilege. See "The Rights Offering" in the Prospectus.

        The Rights will be evidenced by Rights certificates (the "Subscription Certificates") and will cease to have any value at the Expiration Time.

        Enclosed are copies of the following documents:

1. Prospectus;

2. Rights Certificate;

3. Instructions For Use of MangoSoft, Inc. Subscription Certificates (including a Notice of Guaranteed Delivery for Rights Certificates Issued by MangoSoft, Inc. and Important Tax Information); and

4. A return envelope addressed to Interwest Transfer Company, the Subscription Agent.

        Your prompt action is requested. To exercise Rights, you should properly complete and sign the Subscription Certificate (or the Notice of Guaranteed Delivery if you are following the Guaranteed Delivery Procedures) and forward it, with payment of the Subscription Price in full for each share of Common Stock subscribed for pursuant to the Basic Subscription Privilege and the Over-subscription Privilege, to the Subscription Agent, as indicated in the Prospectus. The Subscription Agent must receive the Subscription Certificate or Notice of Guaranteed Delivery with payment of the Subscription Price, including final clearance of any checks, prior to the Expiration Time. A Rights holder cannot revoke the exercise of its Rights. Rights not exercised prior to the Expiration Time will expire.

        Additional copies of the enclosed materials may be obtained from Interwest Transfer Company at (801) 272-9294 or by contacting Dale Vincent, Chief Executive Officer, at MangoSoft, Inc. at (603) 324-0400.

Very truly yours,
MANGOSOFT, INC.
By: ____________________________ Name: Dale Vincent Title: Chief Executive Officer